Schedule 13-G



1.
     (a)  Name of Issuer:

               HAROLD'S STORES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

               765 Asp
               Norman, OK   73069

2.
     (a)  Name of Person Filing:

               MICHAEL T. CASEY

     (b)  Address of Principal Business Office, or, if none,
Residence:

               765 Asp
               Norman, OK   73069

     (c)  Citizenship:

               UNITED STATES

     (d)  Title of Class of Securities:

               COMMON STOCK, PAR VALUE $.01

     (e)  CUSIP Number:

               413353 10 3

3.   NOT APPLICABLE

4.   OWNERSHIP

     (a)  Amount Beneficially Owned:

               (1)   306,126
     Mr. Casey disclaims beneficial ownership in 624,660 shares of Common Stock held by Mr. Casey's wife, Rebecca Powell Casey, and 100,119 shares of Common Stock held by Ms. Casey as custodian for their minor children.

Percent of Class:

          5.3%

     (b)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

               306,126

          (ii)  sole power to dispose or to direct the
disposition of:

               0

          (iii)  sole power to dispose or to direct the
disposition of:

               306,126

          (iv) shared power to dispose or to direct the disposition of:

               0

5.   Ownership of Five Percent ot Less of a Class.

          Not Applicable.

6.   Ownership of More than Five Percent on Behalf of Another
Person.

          Not Applicable.

7.   Identification and Classification of the Subsidiary Which
Acquired the   Security Being Reported on By the Parent Holding
Company.

          Not Applicable.